Exhibit 99.1

DOUBLEDOWN INTERACTIVE TO REPORT 2023 FIRST QUARTER RESULTS ON

MAY 10 AND HOST CONFERENCE CALL AND WEBCAST

SEATTLE, WASHINGTON – MAY 1, 2023 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today that it will release its 2023 first quarter financial results after the market closes on Wednesday, May 10, 2023, and host a conference call and simultaneous webcast at 5:00 p.m. ET (2:00 p.m. PT) that day. Both the call and webcast are open to the general public. On the call, DoubleDown management will host a presentation, followed by a question-and-answer period.

To access the call, please use the following link: DoubleDown First Quarter 2023 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the conference call will be available at: DoubleDown First Quarter 2023 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com